Exhibit 99.1
92,000,000 Ordinary Shares
CNINSURE INC.
ORDINARY SHARES, PAR VALUE US$0.001 PER SHARE
in the form of American Depositary Shares
FORM OF UNDERWRITING AGREEMENT

July 8, 2010
Morgan Stanley & Co. International plc
25 Cabot Square, Canary Wharf
London E14 4QA
United Kingdom
Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, NY 10036
United States of America
As Representatives of the several Underwriters
named in Schedule I hereto,
Ladies and Gentlemen:
     CNinsure Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), proposes to issue and sell to the several Underwriters named in Schedule I hereto (the “Underwriters”), an aggregate of 92,000,000 ordinary shares, par value US$0.001 per share, of the Company (the “Firm Shares”) .
     The Company also proposes to issue and sell to the several Underwriters not more than an additional 13,800,000 ordinary shares, par value US$0.001 per share (the “Additional Shares”), if and to the extent that you, as representative of the Underwriters (the “Representative”), shall have determined to exercise, on behalf of the Underwriters, the right to purchase such ordinary shares granted to the Underwriters in Section 2 hereof. The Firm Shares and the Additional Shares are hereinafter collectively referred to as the “Shares.” The ordinary shares, par value US$0.001 per share, of the Company to be outstanding after giving effect to the sales contemplated hereby are hereinafter referred to as the “Ordinary Shares.”
     The Underwriters will take delivery of the Shares in the form of American Depositary Shares (the “ADSs”). The ADSs are to be issued pursuant to a Deposit Agreement dated November 5, 2007 (the “Deposit Agreement”) among the Company, JPMorgan Chase Bank, N.A., as Depositary (the “Depositary”), and the holders from time to time of the American Depositary Receipts (the “ADRs”) issued by the Depositary and evidencing the ADSs. Each ADS will initially represent the right to receive 20 Ordinary Shares deposited pursuant to the Deposit Agreement.
     The Company has filed with the Securities and Exchange Commission (the “Commission”) a registration statement, including a prospectus, on Form F-3 (File No.: 333-168009) relating to securities of the Company (the “Shelf Securities”), including the Shares, to be issued from time to time by the Company. The registration statement as amended to the date of this Agreement, including the information (if any) deemed to be part of the registration statement at the time of effectiveness pursuant to Rule 430A or Rule 430B under the Securities Act of 1933, as amended (the “Securities Act”), is hereinafter referred to as the “Registration Statement” and the related prospectus covering the Shelf Securities dated July 7, 2010 is hereinafter referred to as the “Basic Prospectus.” The Basic Prospectus, as supplemented by the prospectus supplement specifically relating to the Shares in the form first used to confirm sales of the Shares (or in the form first made available to the Underwriters by the Company to meet requests of purchasers pursuant to Rule 173 under the Securities Act) is hereinafter referred to as the “Prospectus,” and the term “preliminary prospectus” means any preliminary form of the Prospectus. The registration statement on Form F-6 relating to the ADSs, as amended at the time it becomes effective, is hereinafter referred to as the “ADS Registration Statement.” If the Company has filed an abbreviated registration statement to register additional Ordinary Shares and additional ADSs pursuant to Rule 462(b) under the Securities Act (the “Rule 462 Registration Statement”), then any reference herein to the term “Registration Statement” and the term “ADS Registration Statement” shall be deemed to include the corresponding Rule 462 Registration Statement.
     For purposes of this Agreement, “free writing prospectus” has the meaning set forth in Rule 405 under the Securities Act, “Time of Sale” means 7:00 p.m., New York City time on the date of this Agreement, “Time of Sale Prospectus” means the preliminary prospectus together with the free writing prospectuses, if any, each identified in Schedule II hereto, and “broadly available road show” means a “bona fide electronic road show” as defined in Rule 433(h)(5) under the Securities Act that has been made available without restriction to any person. As used herein, the terms “Registration Statement,” “Basic Prospectus,” “preliminary prospectus,” “Time of Sale Prospectus” and “Prospectus” shall include the documents, if any, incorporated by reference therein. The terms “supplement,” “amendment” and “amend” as used herein with respect to the Registration Statement, the Basis Prospectus, the Prospectus, the Time of Sale Prospectus, any preliminary prospectus or any free writing prospectus shall include all documents subsequently filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are deemed to be incorporated by reference therein.

     The Company conducts substantially all of its operations and generates substantially all of its revenue through (i) the subsidiaries incorporated outside the People’s Republic of China (the “PRC”) as identified in Schedule III hereto (collectively the “Overseas Subsidiaries” and each an “Overseas Subsidiary”), (ii) the subsidiaries incorporated in the PRC, as identified in Schedule IV hereto (each a “PRC Subsidiary” and collectively the “PRC Subsidiaries”, and, together with the Overseas Subsidiaries, the “Subsidiaries”), (iii) Sichuan Yihe Investment Co., Ltd. and Guangdong Meidiya Investment co., Ltd. (each a “PRC Affiliated Company” and together the “PRC Affiliated Companies”), each of which is directly or indirectly owned by citizens of the PRC and established in the PRC, all as described in the Time of Sale Prospectus and the Prospectus, and (iv) the insurance agencies and brokerages and entities identified in Schedule V hereto (collectively, the “PRC Brokerages”, and, together with the Company, the Subsidiaries and the PRC Affiliated Companies, each, a “Group Company” and collectively the “Group Companies”).
     1. Representations and Warranties of the Company. The Company represents and warrants to and agrees with each of the Underwriters that:
     (a) The Registration Statement and the ADS Registration Statement have each become effective; no stop order suspending the effectiveness of the Registration Statement or the ADS Registration Statement is in effect, and no proceedings for such purpose are pending before or, to the best knowledge of the Company, threatened by the Commission.
     (b) (i) Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the Time of Sale Prospectus or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder, (ii) each of the Registration Statement and the ADS Registration Statement, when it became effective, did not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (iii) the Registration Statement, the ADS Registration Statement and the Prospectus comply and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (iv) the Time of Sale Prospectus does not, and at the time of each sale of the Shares in connection with the offering when the Prospectus is not yet available to prospective purchasers and at the Closing Date (as defined in Section 4), the Time of Sale Prospectus, as then amended or supplemented by the Company, if applicable, will not, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, (v) each broadly available road show, if any, when considered together with the Time of

Sale Prospectus, does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and (vi) the Prospectus does not contain and, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this paragraph do not apply to statements or omissions in the Registration Statement, the ADS Registration Statement, the Time of Sale Prospectus or the Prospectus based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein, it being understood and agreed that the only such information furnished by any Underwriter to the Company consists of the information set forth in the last sentence of the second paragraph of text under the heading “Underwriting” relating to the Representative’s registered broker-dealer in the United States, the eleventh paragraph of text under the heading “Underwriting” concerning stabilization and short positions by the Underwriters, the fourteenth paragraph of text under the heading “Underwriting” listing the respective addresses of Morgan Stanley & Co. International plc and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
     (c) The Company is not an “ineligible issuer” (as defined in Rule 405 under the Securities Act) in connection with the offering for purposes of Rules 164 and 433 under the Securities Act. Any free writing prospectus that the Company is required to file pursuant to Rule 433(d) under the Securities Act has been, or will be, filed with the Commission in accordance with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Each free writing prospectus that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act or that was prepared by or on behalf of or used or referred to by the Company complies or will comply in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder. Except for the free writing prospectuses, if any, identified in Schedule II hereto, and electronic road shows, if any, each furnished to you before first use, the Company has not prepared, used or referred to, and will not, without your prior consent, prepare, use or refer to, any free writing prospectus.
     (d) (A) At the original effectiveness of the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the 1933 Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the 1934 Act or form of prospectus), (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the 1933 Act) made any offer relating to the Shares in the form of ADSs in reliance on the exemption of Rule 163 under the 1933 Act, and (D) as of the Time of Sale, the Company was and is a “well-known seasoned issuer” (as defined in Rule 405), the Company was and is eligible to use the Registration Statement as an automatic shelf-registration statement and the Company has not received notice that the Commission objects to the use of the Registration Statement as an automatic shelf-registration statement.
     (e) The Company has been duly incorporated, is validly existing as an exempted limited liability company in good standing under the laws of the Cayman Islands, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the condition, financial or otherwise, earnings, business or operations, or on the business prospects of the Group Companies, taken as a whole whether or not arising in the ordinary course of business (“Material Adverse Effect”). The amended and restated memorandum and articles of association of the Company comply with the requirements of applicable Cayman Islands law and are in full force and effect.
     (f) Other than the Subsidiaries, the PRC Affiliated Companies and the PRC Brokerages, the Company has no other direct or indirect subsidiaries or any other company over which it has direct or indirect effective control. Each Subsidiary has been duly incorporated, is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in the Time of Sale Prospectus and the Prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. Each Subsidiary’s business license is in full force and effect. All of the issued shares of capital stock of each Subsidiary have been duly and validly authorized and issued, are fully paid and non-assessable and are owned directly by the Company, free and clear of all liens, encumbrances, equities or claims (each, a “Lien”). None of the outstanding shares of capital stock or equity interest in any Subsidiary was issued in violation of preemptive or similar rights of any securityholder of such Subsidiary. The memorandum and articles of association or other constitutive or organizational documents of each Subsidiary comply with the requirements of applicable law in their respective jurisdictions of incorporation and are in full force and effect.
     (g) Each of the PRC Affiliated Companies and PRC Brokerages has been duly established and is validly existing under the laws of the PRC, and its business license is in full force and effect. Each of the PRC Affiliated Companies and PRC Brokerages has all requisite power and authority to carry on its business as it is currently being conducted and as described in the Time of Sale Prospectus and the Prospectus, and to own, lease and operate its property. The articles of association and other constitutive documents of each of the PRC Affiliated Companies and the PRC Brokerages comply with the requirements of applicable PRC law and are in full force and effect. All of the registered capital of or equity interests in the PRC Affiliated Companies and the PRC Brokerages have been duly and validly authorized and issued and are fully paid and non-assessable and are owned directly, in the case of the PRC Affiliated Companies, by Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai and, in the case of the PRC Brokerages, by the PRC Affiliated Companies, as the case may be, in the amount set forth in the Time of Sale Prospectus and the Prospectus, and are free and clear of any Lien, except as described in the Time of Sale Prospectus and the Prospectus. Each of Mr. Jianguo Cui, Mr. Zhenyu Wang and Mr. Qiuping Lai is a citizen of the PRC, excluding Taiwan, Hong Kong and Macau, and no application is pending in any other jurisdiction by him or on his behalf for naturalization or citizenship thereof.
     (h) None of the Group Companies is (i) in breach of or in default under any applicable laws and regulations of the United States, the PRC, the Cayman Islands or the British Virgin Islands, (ii) in violation of its respective memorandum and articles of association or business licenses or its other constitutive documents, (iii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which any Group Company is a party or by which any of them may be bound, or to which any of the properties or assets of any Group Company is subject, and (iv) none of the businesses, activities, agreements or commitments of any Group Company, current or past, is or has been, singly or in the aggregate, unauthorized or exceeds or has exceeded the business scope of its respective business licenses, except in the case of (i), (iii) and (iv) above as does not and would not be reasonably expected to have a Material Adverse Effect.
     (i) This Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding agreement of the Company.
     (j) The authorized capital stock of the Company conforms as to legal matters to the description thereof contained in each of the Time of Sale Prospectus and the Prospectus.
     (k) The Ordinary Shares outstanding prior to the issuance of the Shares to be sold by the Company have been duly authorized and are validly issued, fully paid and non-assessable.

     (l) The Shares to be sold by the Company have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Shares will not be subject to any preemptive or similar rights.
     (m) There are (i) no outstanding securities issued by the Company convertible into or exchangeable for, rights, warrants or options to acquire from the Company, or obligations of the Company to issue, Ordinary Shares or any of the capital stock of the Company, and (ii) no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital stock or direct interest in any of the Company’s Subsidiaries, in each case except as described in the Time of Sale Prospectus and the Prospectus.
     (n) The Deposit Agreement has been duly authorized by the Company and when executed and delivered by the Company, and assuming due authorization, execution and delivery by the Depositary, will be a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.
     (o) The ADRs, when issued by the Depositary against the deposit of Shares in respect thereof in accordance with the provisions of the Deposit Agreement, will be duly authorized and validly issued, will have been issued in compliance with all applicable United States securities laws, and will be fully paid and non-assessable, and the persons in whose names such ADRs are registered will be entitled to the rights of registered holders of ADRs specified therein and in the Deposit Agreement.
     (p) The terms of the Deposit Agreement, the ADSs and the ADRs conform in all material respects as to legal matters to the description thereof contained in the Time of Sale Prospectus and the Prospectus.
     (q) The Shares to be sold by the Company, when issued and delivered against payment therefor in accordance with the terms of this Agreement, will be free of any restriction upon the transfer thereof (whether by the Underwriters in the initial public offering contemplated by this Agreement or subsequently) pursuant to the Company’s constitutive documents or any agreement or other instrument to which the Company is a party.
     (r) The ADSs have been approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance, and all issued and outstanding ADSs are duly listed on the Nasdaq Global Select Market.
     (s) The execution and delivery by the Company of, and the performance by the Company of its obligations under, this Agreement and the Deposit Agreement do not and will not (i) contravene any provision of applicable laws and regulations, business license or the certificate of incorporation, memorandum and articles of association, by-laws or other constitutive documents of the Company or any other Group Company or (ii) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, any agreement or other instrument to which the Company or any other Group Company is a party or by which it is bound or to which any of its property or assets is subject, or (iii) contravene, conflict with or result in a breach or violation of, or constitute a default under any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any other Group Company, in the case of (ii) and (iii) above, that is material to the Group Companies, taken as a whole; and no consent, approval, authorization or order of, or qualification with, any court or governmental body or agency (“Government Authorization”) is required for the performance by the Company of its obligations under this Agreement or the Deposit Agreement, except such as may be required by the securities or Blue Sky laws of the various states of the United States and applicable rules and regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and the Nasdaq Global Select Market in connection with the offer and sale of the Shares.
     (t) There has not occurred any material adverse change, or any development involving a prospective material adverse change, in the condition, financial or otherwise, or in the earnings, business or operations of the Group Companies, taken as a whole, from that set forth in the Time of Sale Prospectus.
     (u) There are no legal or governmental proceedings pending or, to the best knowledge of the Company, threatened to which any Group Company is a party or to which any of the properties of any Group Company is subject (i) other than proceedings disclosed in the Time of Sale Prospectus and the Prospectus and proceedings that would not have a Material Adverse Effect on the power or ability of the Company to perform its obligations under this Agreement and the Deposit Agreement or to consummate the transactions contemplated by the Time of Sale Prospectus and the Prospectus or (ii) that are required to be described in the Registration Statement or the Prospectus and are not so described; and there are no statutes, regulations, contracts or other documents that are required to be described in the Registration Statement or the Prospectus or to be filed as exhibits to the Registration Statement that are not described or filed as required.
     (v) Each preliminary prospectus filed as part of the registration statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the Securities Act, complied when so filed in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder.
     (w) The Company is not, and after giving effect to the offering and sale of the Shares and the application of the proceeds thereof as described in the Time of Sale Prospectus and Prospectus will not be, required to register as an “investment company” as such term is defined in the Investment Company Act of 1940, as amended.
     (x) Each of the Group Companies is in compliance with any and all applicable local, domestic and foreign laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), except where such noncompliance with Environmental Laws would not, singly or in the aggregate, have a Material Adverse Effect.
     (y) There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any potential liabilities to third parties) which would, singly or in the aggregate, have a Material Adverse Effect.
     (z) Except as described in the Time of Sale Prospectus and the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company or to require the Company to include such securities with the Shares registered pursuant to the Registration Statement.
     (aa) Subsequent to the date as of which information is given in the Registration Statement (i) none of the Group Companies have incurred any material liability or obligation, direct or contingent, nor entered into any material transaction; (ii) the Company has not purchased any of its outstanding capital stock, nor declared, paid or otherwise made any dividend or distribution of any kind on its capital stock; and (iii) there has not been any material change in the capital stock, short-term debt or long-term debt of any Group Company, except as described in the Time of Sale Prospectus and the Prospectus.
     (bb) The Group Companies each have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which are material to the business of the Group Companies, in each case free and clear of all liens, encumbrances and defects or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Group Companies; and any real property and buildings held under lease by each Group Company are held by it under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Group Companies.

     (cc) The Group Companies each own or possess, or otherwise have the right to use, or can acquire on reasonable terms, all material patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, domain names and trade names currently employed by them in connection with the business now operated by them, and none of the Group Companies has received any notice of infringement of or conflict with asserted rights of others with respect to any of the foregoing which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.
     (dd) No material labor dispute with the employees of any Group Company exists, except as described in the Time of Sale Prospectus and the Prospectus, or, to the knowledge of the Company, is imminent.
     (ee) The Group Companies each are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; none of the Group Companies has been refused any insurance coverage sought or applied for; and neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.
     (ff) Each Group Company possesses all certificates, authorizations and permits issued by the appropriate domestic or foreign regulatory authorities necessary to conduct their respective businesses; each of the Group Companies is in compliance in all material respects with the terms and conditions of all such certificates, authorizations and permits; all of such certificates, authorizations and permits are valid and in full force and effect; non of such certificates, authorizations and permits contains any materially burdensome restrictions or conditions not described in the Time of Sale Prospectus and the Prospectus; and none of the Group Companies has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.
     (gg) The Group Companies each maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since the end of the Company’s most recent audited fiscal year, there has been (i) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (ii) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
     (hh) The Company has not sold, issued or distributed any Ordinary Shares during the six-month period preceding the date hereof, including any sales pursuant to Rule 144A under, or Regulation D or Regulation S of, the Securities Act, other than shares issued pursuant to employee benefit plans, qualified share option plans or other employee compensation plans or pursuant to outstanding options, rights or warrants.
     (ii) Except as disclosed in the Time of Sale Prospectus and the Prospectus, no material relationships, direct or indirect, or material transactions exist between any of the Group Companies on the one hand and their respective affiliates, officers and directors or their shareholders or customers on the other hand.
     (jj) Under the current laws and regulations of the Cayman Islands, all dividends and other distributions declared and payable on the Ordinary Shares in cash may be freely transferred out of the Cayman Islands and may be freely converted into United States dollars, in each case without there being required any consent, approval, authorization or order of, or qualification with, any court or governmental agency or body in the Cayman Islands; and, except as disclosed in the Time of Sale Prospectus and the Prospectus, all such dividends and other distributions will not be subject to withholding, value added or other taxes under the laws and regulations of the Cayman Islands.
     (kk) Except as described in the Time of Sale Prospectus and the Prospectus, none of the Company’s Subsidiaries is currently prohibited, directly or indirectly, from (i) paying any dividends or making any other distribution on such Subsidiary’s equity interest, (ii) repaying to the Company any loan, (iii) making advances to the Company, or (iv) transferring any of its property or assets to the Company or any other Subsidiaries of the Company; except as set forth in the Time of Sale Prospectus and the Prospectus, all dividends and other distributions declared and payable upon the equity interests in the Company’s Subsidiaries may be converted into foreign currency that may be freely transferred out of the PRC or its jurisdiction of incorporation and all such dividends and other distributions are not and will not be subject to withholding or other taxes under the laws and regulations of the PRC or its jurisdiction of incorporation and otherwise free and clear of any other tax, withholding or deduction in the PRC or its jurisdiction of incorporation, in each case without the necessity of obtaining any Governmental Authorization in the PRC or its jurisdiction of incorporation.
     (ll) No transaction, stamp, capital or other issuance, registration, transaction, transfer or withholding taxes or duties are payable in the PRC or the Cayman Islands by or on behalf of the Underwriters to any PRC or Cayman Islands taxing authority in connection with (i) the issuance, sale and delivery of the Shares to the Underwriters whether in the form of Ordinary Shares or ADSs, the issuance of the ADSs representing such Shares by the Depositary, and the delivery of such ADSs to or for the account of the Underwriters, (ii) the initial sale and delivery by the Underwriters of such ADSs to purchasers thereof, (iii) the deposit of the Shares with the Depositary and The Hong Kong & Shanghai Banking Corporation (the “Custodian”) and the issuance and delivery of the ADRs evidencing such ADSs, or (iv) the execution and delivery of this Agreement or the Deposit Agreement.
     (mm) Based on the estimated value of the Company before this offering and the price of the ADSs in this offering, as well as the expected price of the ADSs and Ordinary Shares following this offering and the composition of its income and assets, the Company does not expect to be considered a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1297 of the United States Internal Revenue Code of 1986, as amended, in its current taxable year; and the Company has no plans or intentions to become a PFIC in the future.
     (nn) None of the Group Companies nor any director, officer, or employee, nor, to the Company’s knowledge, any agent or representative of the Group Companies, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage; and the Group Companies have conducted their businesses in compliance with applicable anti-corruption laws, including the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, and have instituted and maintain and will continue to maintain policies and procedures designed to promote and achieve compliance with such laws and with the representation and warranty contained herein.
     (oo) The operations of the Company and the Subsidiaries are and have been conducted at all times in material compliance with all applicable financial recordkeeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by

Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and the applicable anti-money laundering statutes of jurisdictions where the Company and the Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.
     (pp) (i) Neither the Company nor any of the Subsidiaries or any director, officer, employee, agent, affiliate or representative of the Company or the Subsidiaries, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is:
(A) the subject of any sanctions administered or enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union (“EU”), Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor
(B) located, organized or resident in a country or territory that is the subject of Sanctions (including, without limitation, Burma/Myanmar, Cuba, Iran, North Korea, Sudan and Syria).
          (ii) The Company and the Subsidiaries will not, directly or indirectly, use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person:
(A) to fund or facilitate any activities or business of or with any Person or in any country or territory that, at the time of such funding or facilitation, is the subject of Sanctions; or
(B) in any other manner that will result in a violation of Sanctions by any Person (including any Person participating in the offering, whether as underwriter, advisor, investor or otherwise).
          (iii) The Company and the Subsidiaries represent and covenant that for the past 5 years, it has not knowingly engaged in, is not now knowingly engaged in, and will not engage in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.
     (qq) Each of the Group Companies is currently in compliance with, and the commissions and fees received by the Group Companies for the provision of insurance agency and brokerage services do not contravene, conflict with or result in a breach or violation of any provision of, the 2009 Insurance Law (as defined in the Time of Sale Prospectus) and the regulations and rules of the China Insurance Regulatory Commission, including, but not limited to, those related to the scope of its business activities, solvency margin, reserves, the use of its insurance funds, insurance products, insurance agents (including qualification thereof), insurance contracts, reinsurance and investments by foreign parties in PRC insurance companies, the geographic limitation and scope of business of foreign invested insurance companies, and all such other applicable laws, regulations and rules of the PRC, except in each case as does not have and would not reasonably be expected to have a Material Adverse Effect.
     (rr) The consolidated financial statements (and the notes thereto) of the Company included in the Time of Sale Prospectus and the Prospectus present fairly, in all material respects, the financial position of the Company on a consolidated basis as of the dates indicated, and the results of operations and the cash flows for the periods specified; and (i) such financial statements have been prepared in conformity with U.S. generally accepted accounting principles on a consistent basis throughout the period involved and (ii) to the best knowledge of the Company, Deloitte Touche Tohmatsu, who have expressed an opinion on the financial statements of the Company based on their audits, are independent auditors with respect to the Company within the meaning of the Securities Act, the Exchange Act and the applicable rules and regulations of the Commission thereunder.
     (ss) Each of the Group Companies has filed with all appropriate taxing authorities all income, franchise or other tax returns required to be filed through the date hereof, except for those tax returns the failure of which to file does not and would not reasonably be expected to have a Material Adverse Effect, and no tax deficiency has been determined adversely to any of the Group Companies which has had (nor does any of the Group Companies have any knowledge of any tax deficiency which, if determined adversely to any of the Group Companies, might individually or in the aggregate have) a Material Adverse Effect.
     (tt) None of the Group Companies nor any of their properties, assets or revenues are entitled to any right of immunity on the grounds of sovereignty from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from services of process, from attachment prior to or in aid of execution of judgment, or from other legal process or proceeding for the giving of any relief or for the enforcement of any judgment. The irrevocable and unconditional waiver and agreement of the Company in this Agreement and the Deposit Agreement not to plead or claim any such immunity in any legal action, suit or proceeding based on this Agreement and the Deposit Agreement is valid and binding under the laws of the PRC and the Cayman Islands.

     (uu) None of the Group Companies has taken, directly or indirectly, any action which was designed to or which has constituted or which might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares and the ADSs.
     (vv) The Company is a “foreign private issuer” within the meaning of Rule 405 under the Securities Act.
     (ww) Any statistical, industry-related and market-related data included in the Time of Sale Prospectus or the Prospectus are based on or derived from sources that the Company reasonably and in good faith believes to be reliable and accurate, and such data agree with the sources from which they are derived, and the written consent for the use of such data from such sources has been obtained to the extent required.
     (xx) The description of the contractual arrangements and agreements with the PRC Affiliated Companies and PRC Brokerages (the “PRC Documents”) as set forth in the Time of Sale Prospectus and the Prospectus is true and correct in all material respects. The PRC Documents are in compliance with all applicable laws and regulations and constitute a valid and legally binding agreement, enforceable in accordance with their terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally and by general principles of equity. None of the PRC Documents has been revoked and no such revocation is pending or, to the Company’s knowledge, threatened.
     (yy) The performance of the PRC Documents by the relevant Group Company and the shareholders of the PRC Affiliated Companies, as contemplated thereby did not, do not and will not (i) contravene any business license or the certificate of incorporation, memorandum and articles of association, by-laws or other constitutive documents of the Company or any other Group Company or (ii) conflict with, or result in a breach or violation of, any of the terms or provisions of, or constitute a default under, any agreement or other instrument to which the Company or any other Group Company is a party or by which it is bound or to which any of its property or assets is subject, or (iii) contravene, conflict with or result in a breach or violation of, or constitute a default under any provision of applicable laws and regulations, any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or any other Group Company, except in the case of (ii) and (iii) above as does not and would not be reasonably expected to have a Material Adverse Effect.
     (zz) The Time of Sale Prospectus and the Prospectus accurately and fairly describe in all material respects (i) the accounting policies that the Company believes are the most important in the portrayal of the Company’s financial condition and results of operations and require management’s most difficult, subjective or complex judgments; (ii) the judgments and uncertainties affecting the application of critical accounting policies; and (iii) the likelihood that materially different amounts would be reported under different conditions or using different assumptions and an explanation thereof.
     (aaa) The description set forth in the Time of Sale Prospectus and the Prospectus of (i) all material trends, demands, commitments, events, uncertainties and risks, and the potential effects thereof, that the Company believes would materially affect liquidity and are reasonably likely to occur and (ii) all off-balance sheet transactions, arrangements, and obligations, including, without limitation, relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Company or its Subsidiaries such as structured finance entities and special purpose entities that are reasonably likely to have a material effect on the liquidity of the Company and its Subsidiaries, taken as a whole, or the availability thereof or the requirements of the Company and its Subsidiaries for capital resources, is true and correct in all material respects. As used herein in this subsection, the phrase “reasonably likely” refers to a disclosure threshold lower than “more likely than not.”
     (bbb) None of the Group Companies’ policies, practices and transactions related to the recognition of expenses for commissions or fees paid to any third party in exchange for customer referrals (A) has resulted or results in any violation of the business license, articles of association, other constitutional documents or Government Authorizations of any of the Group Companies; (B) has resulted or results in any violation of or penalty under any applicable laws and regulations; or (C) conflicts with or results in a breach or violation of any of the terms or provisions of, or constitutes a default under, any other contract, license, indenture, mortgage, deed of trust, loan agreement, note, lease or other agreement or instrument to which any of them is a party or by which any of them is bound or to which any of their property or assets is subject.
     (ccc) The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the Cayman Islands and the PRC and will be honored by courts in the Cayman Islands and the PRC. The Company has the power to submit, and pursuant to Section 12 of this Agreement, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York State and United States Federal court sitting in The City of New York (each, a “New York Court”) and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in any such court; and the Company has the power to designate, appoint and empower, and pursuant to Section 12 of this Agreement, has legally, validly, effectively and irrevocably designated, appointed and empowered, an authorized agent for service of process in any action arising out of or relating to this Agreement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the Registration Statement, the ADS Registration Statement or the offering of the Shares or the ADSs in any New York Court, and service of process effected on such authorized agent will be effective to confer valid personal jurisdiction over the Company as provided in Section 12 hereof.
     (ddd) Except as disclosed in the Time of Sale Prospectus, any final judgment for a fixed sum of money rendered by a New York Court having jurisdiction under its own domestic laws in respect of any suit, action or proceeding against the Company based upon this Agreement and the Deposit Agreement would be recognized and enforced by (A) Cayman Islands courts without re-examining the merits of the case under the common law doctrine of obligation; provided that provided that such judgment is final and conclusive, for a liquidated sum, not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands judgment in respect of the same matter, and was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands; and (B) PRC courts, subject to compliance with relevant provisions and requirements under the PRC Civil Procedures Law. It is not necessary that this Agreement, the Deposit Agreement, the Time of Sale Prospectus, the Prospectus or any other document be filed or recorded with any court or other authority in the Cayman Islands or the PRC.
     (eee) The Company is aware of and has been advised as to the content of the Rules on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “PRC Mergers and Acquisition Rules”) jointly promulgated by the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Tax Administration, the State Administration of Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration of Foreign Exchange (the “SAFE”) of the PRC on August 8, 2006 and amended on June 22, 2009, or any official clarifications, guidance, interpretations or implementation rules in connection with or related to the PRC Mergers and Acquisition Rules (collectively, the “PRC M&A Rules and Related Clarifications”), including the relevant provisions thereof which purport to require offshore special purpose entities formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to the listing and trading of their securities on an overseas stock exchange. The Company has received legal advice specifically with respect to the PRC Mergers and Acquisitions Rules and the PRC M&A Rules and Related Clarifications from its PRC counsel. The Company has fully communicated such legal advice from its PRC counsel to each of its directors who signed the Registration Statement. The issuance and sale of the Ordinary Shares and the ADSs, the listing and trading of the ADSs on the Nasdaq Global Select Market or the consummation of the transactions contemplated by this Agreement and the Deposit Agreement is not and will not be, as of the date hereof or at Closing Date or an Option Closing Date, as the case may be, adversely affected by the PRC Mergers and Acquisitions Rules and the PRC M&A Rules and Related Clarifications.
     (fff) The Company shall comply with the any applicable rules and regulations of the State Administration of Foreign Exchange (the “SAFE Rules and Regulations”), and shall use its reasonable efforts to cause its directors, officers, option holders and shareholders named in the Company’s share register that are, or that are directly or indirectly owned or controlled by, PRC residents or PRC citizens, to comply with the SAFE Rules and Regulations applicable to them in connection with the Company, including, without limitation, requesting each shareholder named in the Company’s share register, option holder, director and officer that is, or is directly or indirectly owned or controlled by, a PRC resident or PRC citizen to complete any registration and other procedures required under applicable SAFE Rules and Regulations.
     (ggg) There are no contracts, agreements or understandings between the Group Companies and any person that would give rise to a valid claim against the Group Companies or any Underwriter for a brokerage commission, finder’s fee or other like payment in connection with this offering or, to the Company’s knowledge, any other arrangements, agreements, understandings, payments or issuance with respect to the Group Companies or any of their officers, directors, shareholders, partners, employees or affiliates that may affect the Underwriters’ compensation as determined by the FINRA.
     (hhh) There are no affiliations or associations between any member of the NASD and any of the Group.
     2. Agreements to Sell and Purchase. The Company hereby agrees to sell to the several Underwriters, and each Underwriter, upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated, agrees, severally and not jointly, to purchase from the Company at a price of US$24.00 per ADS (the “Purchase Price”) the number of Firm Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the number of Firm Shares to be sold by the Company as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.
     On the basis of the representations and warranties contained in this Agreement, and subject to its terms and conditions, the Company agrees to sell to the Underwriters the Additional Shares, and the Underwriters shall have the right to purchase, severally and not jointly, up to 13,800,000 Additional Shares at the Purchase Price. You may exercise this right on behalf of the Underwriters in whole or from time to time in part by giving written notice not later than 30 days after the date of this Agreement. Any exercise notice shall specify the number of Additional Shares to be purchased by the Underwriters and the date on which such shares are to be purchased. Each purchase date must be at least one business day after the written notice is given and may not be earlier than the closing date for the Firm Shares nor later than ten business days after the date of such notice. Additional Shares may be purchased as provided in Section 4 hereof solely for the purpose of covering over-allotments made in connection with the offering of the Firm Shares. On each day, if any, that Additional Shares are to be purchased (an “Option Closing Date”), each Underwriter agrees, severally and not jointly, to purchase the number of Additional Shares (subject to such adjustments to eliminate fractional shares as you may determine) that bears the same proportion to the total number of Additional Shares to be purchased on such Option Closing Date as the number of Firm Shares set forth in Schedule I hereto opposite the name of such Underwriter bears to the total number of Firm Shares.
     The Company hereby agrees that, without your prior written consent on behalf of the Underwriters, it will not, during the period ending 90 days after the date of the Prospectus, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, any ADSs, or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ADSs or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or ADSs, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or ADSs or such other securities, in cash or otherwise or (3) file any registration statement with the Commission relating to the offering of any Ordinary Shares or ADSs or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ADSs (other than a registration statement on Form S-8).
     The restrictions contained in the preceding paragraph shall not apply to (a) the Shares to be sold in the form of ADSs hereunder, (b) the grant of options to purchase Shares that would not vest, restricted shares that would not become freely transferable, and restricted share units that would not vest under the Company’s share incentive plan, in each case during the time period in the previous paragraph, or (c) the issuance by the Company of Ordinary Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the Underwriters have been advised in writing or which is otherwise described in the Time of Sale Prospectus.
     3. Terms of Public Offering. The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Shares in the form of ADSs as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable. The Company is further advised by you that the Shares are to be offered to the public upon the terms set forth in the Prospectus.

     4. Payment and Delivery. Payment for the Firm Shares to be sold by the Company shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Firm Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on July 14, 2010, or at such other time on the same or such other date, not later than July 21, 2010, as shall be designated in writing by you. The time and date of such payment are hereinafter referred to as the “Closing Date.”
     Payment for any Additional Shares shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Shares for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 2 or at such other time on the same or on such other date, in any event not later than August 12, 2010, as shall be designated in writing by you.
     ADRs evidencing the ADSs representing the Firm Shares and Additional Shares shall be registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be. ADRs evidencing the ADSs representing the Firm Shares and Additional Shares shall be delivered to you on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters, with any transfer taxes payable in connection with the transfer of the Shares or the corresponding ADSs to the Underwriters duly paid, against payment of the Purchase Price therefor.
     5. Conditions to the Underwriters’ Obligations. The obligations of the Company to sell the Shares to the Underwriters and the several obligations of the Underwriters to purchase and pay for the Shares on the Closing Date are subject to the condition that the Registration Statement and the ADS Registration Statement shall have become effective not later than 4:00 p.m. (New York City time) on the date hereof.
     The several obligations of the Underwriters are subject to the following further conditions:
     (a) Subsequent to the execution and delivery of this Agreement and prior to the Closing Date, there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Group Companies, taken as a whole, from that set forth in the Time of Sale Prospectus that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus.

     (b) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by an executive officer of the Company, to the effect set forth in Section 5(a) above and to the effect that the representations and warranties of the Company contained in this Agreement are true and correct as of the Closing Date and that the Company has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied hereunder on or before the Closing Date.
     (c) The Underwriters shall have received on the Closing Date an opinion of Latham & Watkins, U.S. counsel for the Company, dated the Closing Date, to the effect set forth in Exhibit B.
     (d) The Underwriters shall have received on the Closing Date an opinion of Maples and Calder, Cayman Islands counsel for the Company, dated the Closing Date, to the effect set forth in Exhibit C.
     (e) The Underwriters shall have received on the Closing Date an opinion of Commerce & Finance Law Offices, PRC counsel for the Company, dated the Closing Date, to the effect set forth in Exhibit D.
     (f) The Underwriters shall have received on the Closing Date an opinion of Simpson Thacher & Bartlett LLP, counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to the Underwriters.
     (g) The Underwriters shall have received on the Closing Date an opinion of Junhe Law Offices, PRC counsel for the Underwriters, dated the Closing Date, in form and substance satisfactory to the Underwriters.
     (h) The Underwriters shall have received on the Closing Date an opinion of Ziegler, Ziegler & Associates LLP counsel for the Depositary, dated the Closing Date, to the effect set forth in Exhibit E.
     (i) The Underwriters shall have received, on each of the date hereof and the Closing Date, a letter dated the date hereof or the Closing Date, as the case may be, in form and substance satisfactory to the Underwriters, from Deloitte Touche Tohmatsu, independent public accountants, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the Time of Sale Prospectus and the Prospectus; provided that the letter delivered on the Closing Date shall use a “cut-off date” not earlier than the date hereof.
     (j) The “lock-up” agreements, each substantially in the form of Exhibit A hereto, between you and the individuals and entities listed on Schedule VI hereto relating to sales and certain other dispositions of Ordinary Shares,

ADSs or certain other securities, delivered to you on or before the date hereof, shall be in full force and effect on the Closing Date.
     (k) The Underwriters shall have received on the Closing Date a certificate, dated the Closing Date and signed by one of the authorized officers of the Depositary, with respect to the deposit with the Depositary of the Shares against issuance of the ADRs evidencing the ADSs, the execution, issuance, countersignature and delivery of the ADRs evidencing the ADSs pursuant to the Deposit Agreement and such other matters related thereto as the Representative may reasonably request.
     (l) The Company will furnish the Representative with conformed copies of such opinions, certificates, letters and documents as the Representative reasonably requests. The Representative may in its sole discretion waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of an Option Closing Date or otherwise.
     (m) The FINRA shall not have raised any objection with respect to the fairness or reasonableness of the underwriting, or other arrangements of the transaction, contemplated hereby.
     (n) No stop order suspending the effectiveness of the Registration Statement, any Rule 462 Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or threatened by the Commission
     The several obligations of the Underwriters to purchase Additional Shares hereunder are subject to the delivery to you on the applicable Option Closing Date of such documents as you may reasonably request with respect to the good standing of the Company, the due authorization and issuance of the Additional Shares to be sold on such Option Closing Date and other matters related to the issuance of such Additional Shares.
     6. Covenants of the Company. The Company covenants with each Underwriter as follows:
     (a) To furnish to you, without charge, two signed copies of the Registration Statement (including exhibits thereto) and for delivery to each other Underwriter a conformed copy of the Registration Statement (without exhibits) and to furnish to you in New York City, without charge, prior to 10:00 a.m. New York City time on the business day next succeeding the date of this Agreement and during the period mentioned in Section 6(e) or 6(f) below, as many copies of the Time of Sale Prospectus, the Prospectus and any supplements and amendments thereto or to the Registration Statement as you may reasonably request.
     (b) Before amending or supplementing the Registration Statement, the ADS Registration Statement, the Time of Sale Prospectus or the Prospectus, to furnish to you a copy of each such proposed amendment or supplement and not to file any such proposed amendment or supplement to which you reasonably object, and to file with the Commission within the applicable period specified in Rule 424(b) under the Securities Act any prospectus required to be filed pursuant to such Rule.
     (c) To furnish to you a copy of each proposed free writing prospectus to be prepared by or on behalf of, used by, or referred to by the Company and not to use or refer to any proposed free writing prospectus to which you reasonably object.
     (d) Not to take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of the Underwriter that the Underwriter otherwise would not have been required to file thereunder.
     (e) If the Time of Sale Prospectus is being used to solicit offers to buy the Shares at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Time of Sale Prospectus in order to make the statements therein, in the light of the circumstances at that time, not misleading, or if any event shall occur or condition exist as a result of which the Time of Sale Prospectus conflicts with the information contained in the Registration Statement then on file, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Time of Sale Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to any dealer upon request, either amendments or supplements to the Time of Sale Prospectus so that the statements in the Time of Sale Prospectus as so amended or supplemented will not, in the light of the circumstances when the Time of Sale Prospectus is delivered to a prospective purchaser, be misleading or so that the Time of Sale Prospectus, as amended or supplemented, will no longer conflict with the Registration Statement, or so that the Time of Sale Prospectus, as amended or supplemented, will comply with applicable law.
     (f) If, during such period after the first date of the public offering of the Shares as in the opinion of counsel for the Underwriters the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is required by law to be delivered in connection with sales by an Underwriter or dealer but in no event exceeding nine months from the first date of the public offering, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, not misleading, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Prospectus to comply with applicable law, forthwith to prepare, file with the Commission and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses you will furnish to the Company) to which Shares may have been sold by you on behalf of the Underwriters and to any other dealers upon request, either amendments or supplements to the Prospectus so that the statements in the Prospectus as so amended or supplemented will not, in the light of the circumstances when the Prospectus (or in lieu thereof the notice referred to in Rule 173(a) under the Securities Act) is delivered to a purchaser, be misleading or so that the Prospectus, as amended or supplemented, will comply with applicable law.
     (g) To endeavor to qualify the Shares and the corresponding ADSs for offer and sale under the securities or Blue Sky laws of such jurisdictions as you shall reasonably request.
     (h) To make generally available to the Company’s security holders and to you as soon as practicable an earnings statement covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the date of this Agreement which shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.
     (i) The Company and each Group Company will use the net proceeds received by the Company from the sale of the Shares in the manner specified in the Time of Sale Prospectus and the Prospectus under the caption “Use of Proceeds” and, in this respect, will not, directly or indirectly, use the proceeds of the sale of the Shares to fund activities or business with any government, individual or entity that is the subject of any Sanctions, or in a manner that would otherwise cause any person (including, without limitation, the underwriters and purchasers of the Shares) to violate Sanctions or in a manner that would violate any applicable anti-corruption law.
     7. Expenses. Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, the Company agrees to pay or cause to be paid all expenses reasonably incurred in relation to the offering of the Shares as contemplated in this Agreement. These expenses include (i) fees of Underwriters’ legal counsel including out-of-pocket expenses subject to a cap of US$100,000 and (ii) travel (including roadshow expenses of the Representatives team members), accommodation, document production and courier costs. For the avoidance of doubt, the Underwriters will pay for all out of pocket expenses incurred by the Underwriters other than the items enumerated above. The Company shall bear all other expenses incurred in connection with the offering of the Shares, including, but not limited to, (i) the fees, disbursements and expenses of the Company’s counsel and the Company’s accountants in connection with the registration and delivery of the Shares under the Securities Act and all other fees or expenses in connection with the preparation and filing of the Registration Statement, the ADS Registration Statement, any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, any free writing prospectus prepared by or on behalf of, used by, or referred to by the Company and amendments and supplements to any of the foregoing, including all printing costs associated therewith, and the mailing and delivering of copies thereof to the Underwriters and dealers, in the quantities hereinabove specified, (ii) all costs and expenses related to the transfer and delivery of the Shares to the Underwriters, including any transfer or other taxes payable thereon, (iii) the cost of printing or producing any Blue Sky or Legal Investment memorandum in connection with the offer and sale of the Shares or the related ADSs under state securities laws and all expenses in connection with the qualification of the Shares and any related ADSs for offer and sale under state securities laws as provided in Section 6(g) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky or Legal Investment memorandum, (iv) all filing fees and the reasonable fees and disbursements of counsel to the Underwriters incurred in connection with the review and qualification of the offering of the Shares and any related ADSs by the FINRA, (v) all costs and expenses incident to listing the ADSs on the Nasdaq Global Select Market, (vi) the cost of printing certificates representing the Shares, (vii) the costs and charges of any transfer agent, registrar or depositary, (viii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the offering of the Shares, including, without limitation, expenses associated with the preparation or dissemination of any electronic roadshow, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations with the prior approval of the Company, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of any aircraft chartered in connection with the road show, (ix) the document production charges and expenses associated with printing this Agreement and (x) all other costs and expenses incident to the performance of the obligations of the Company hereunder for which provision is not otherwise made in this Section. It is understood, however, that except as provided in this Section, Section 9 entitled “Indemnity and Contribution” and the last paragraph of Section 11 below, the Underwriters will pay all of their costs and expenses, including fees and disbursements of their counsel, stock transfer taxes payable on resale of any of the

Shares by them and any advertising expenses connected with any offers they may make.
     8. Covenants of the Underwriters. Each Underwriter severally covenants with the Company not to take any action that would result in the Company being required to file with the Commission pursuant to Rule 433(d) under the Securities Act a free writing prospectus prepared by or on behalf of such Underwriter that otherwise would not be required to be filed by the Company thereunder, but for the action of the Underwriter.
     9. Indemnity and Contribution. (a) The Company agrees to indemnify and hold harmless each Underwriter, each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, and each affiliate and selling agent of any Underwriter within the meaning of Rule 405 under the Securities Act from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses incurred in connection with defending or investigating any such action or claim) caused by (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or any amendment thereof, the ADS Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus as defined in Rule 433(h) under the Securities Act, any broadly available road show, any Company information that the Company has filed, or is required to file, pursuant to Rule 433(d) under the Securities Act, the Prospectus or any amendments or supplements thereto, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or action are caused by any such untrue statement or omission or alleged untrue statement or omission based upon information relating to any Underwriter furnished to the Company in writing by such Underwriter through you expressly for use therein it being understood and agreed that the only such information furnished by any Underwriter to the Company consists of the information set forth in the last sentence of the second paragraph of text under the heading “Underwriting” relating to the Representative’s registered broker-dealer in the United States, the eleventh paragraph of text under the heading “Underwriting” concerning stabilization and short positions by the Underwriters, the fourteenth paragraph of text under the heading “Underwriting” listing the respective addresses of Morgan Stanley & Co. International plc and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
     (b) Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, the directors of the Company, the officers of the Company who sign the Registration Statement and each person, if any, who controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to such Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing by such Underwriter through you expressly for use in the Registration Statement or any amendment thereof, the ADS Registration Statement or any amendment thereof, any preliminary prospectus, the Time of Sale Prospectus, any issuer free writing prospectus or the Prospectus or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by any Underwriter to the Company consists of the information set forth in the last sentence of the second paragraph of text under the heading “Underwriting” relating to the Representative’s registered broker-dealer in the United States, the eleventh paragraph of text under the heading “Underwriting” concerning stabilization and short positions by the Underwriters, the fourteenth paragraph of text under the heading “Underwriting” listing the respective addresses of Morgan Stanley & Co. International plc and Merrill Lynch, Pierce, Fenner & Smith Incorporated.
     (c) In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to Section 9(a) or 9(b), such person (the “indemnified party”) shall promptly notify the person against whom such indemnity may be sought (the “indemnifying party”) in writing and the indemnifying party, upon request of the indemnified party, shall retain counsel reasonably satisfactory to the indemnified party to represent the indemnified party and any others the indemnifying party may designate in such proceeding and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the indemnifying party shall not, in respect of the legal expenses of any indemnified party in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all such indemnified parties and that all such fees and expenses shall be reimbursed as they are incurred. Such firm shall be designated in writing by the Representatives on behalf of the Underwriters in the case of parties indemnified pursuant to Section 9(a), and by the Company, in the case of parties indemnified pursuant to Section 9(b). The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by the second and third sentences of this paragraph, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened proceeding in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such proceeding.
     (d) To the extent the indemnification provided for in Section 9(a) or 9(b) is unavailable to an indemnified party or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each indemnifying party under such paragraph, in lieu of indemnifying such indemnified party thereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Shares or (ii) if the allocation provided by clause 9(d)(i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause 9(d)(i) above but also the relative fault of the indemnifying party or parties on the one hand and of the indemnified party or parties on the other hand in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Shares shall be deemed to be in the same respective proportions as the net proceeds from the offering of the Shares (before deducting expenses) received by the Company and the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover of the Prospectus, bear to the aggregate Public Offering Price of the Shares. The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Underwriters’ respective obligations to contribute pursuant to this Section 9 are several in proportion to the respective number of Shares they have purchased hereunder, and not joint.

     (e) The Company and the Underwriters agree that it would not be just or equitable if contribution pursuant to this Section 9 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in Section 9(d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages and liabilities referred to in Section 9(d) shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 9, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the ADSs underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages that such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any indemnified party at law or in equity.
     (f) The indemnity and contribution provisions contained in this Section 9 and the representations, warranties and other statements of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter, any person controlling any Underwriter or any affiliate of any Underwriter,or the Company, its officers or directors or any person controlling the Company and (iii) acceptance of and payment for any of the Shares.
     10. Termination. The Underwriters may terminate this Agreement by notice given by you to the Company, if after the execution and delivery of this Agreement and prior to the Closing Date (i) trading generally shall have been suspended or materially limited on, or by, as the case may be, any of the New York Stock Exchange, the Nasdaq Global Market, the Hong Kong Stock Exchange or the Shanghai Stock Exchange, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by order of the Commission, FINRA or any other governmental authority, (ii) trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market, (iii) a material disruption in securities settlement, payment or clearance services in the United States, the PRC, Hong Kong or the Cayman Islands shall have occurred, (iv) any moratorium on commercial banking activities shall have been declared by U.S. Federal or New York State or PRC, Hong Kong or Cayman Islands authorities or (v) there shall have occurred any outbreak or escalation of hostilities, or any change in financial markets, currency exchange rates or controls or any calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, that, in your judgment, is material and adverse and which, singly or together with any other event specified in this clause (v), makes it, in your judgment, impracticable or inadvisable to proceed with the offer, sale or delivery of the Shares on the terms and in the manner contemplated in the Time of Sale Prospectus or the Prospectus.
     11. Effectiveness; Defaulting Underwriters. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.
     If, on the Closing Date or an Option Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Shares that it has or they have agreed to purchase hereunder on such date, and the aggregate number of Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than one-tenth of the aggregate number of the Shares to be purchased on such date, the other Underwriters shall be obligated severally in the proportions that the number of Firm Shares set forth opposite their respective names in Schedule I bears to the aggregate number of Firm Shares set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as you may specify, to purchase the Shares which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date; provided that in no event shall the number of Shares that any Underwriter has agreed to purchase pursuant to this Agreement be increased pursuant to this Section 11 by an amount in excess of one-ninth of such number of Shares without the written consent of such Underwriter. If, on the Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Firm Shares and the aggregate number of Firm Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Firm Shares to be purchased on such date, and arrangements satisfactory to you, the Company for the purchase of such Firm Shares are not made within 36 hours after such default, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter, the Company. In any such case either you or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days, in order that the required changes, if any, in the Registration Statement, in the Time of Sale Prospectus, in the Prospectus or in any other documents or arrangements may be effected. If, on an Option Closing Date, any Underwriter or Underwriters shall fail or refuse to purchase Additional Shares and the aggregate number of Additional Shares with respect to which such default occurs is more than one-tenth of the aggregate number of Additional Shares to be purchased on such Option Closing Date, the non-defaulting Underwriters shall have the option to (i) terminate their obligation hereunder to purchase the Additional Shares to be sold on such Option Closing Date or (ii) purchase not less than the number of Additional Shares that such non-defaulting Underwriters would have been obligated to purchase in the absence of such default. Any action taken under this paragraph shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.
     If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any the Company shall be unable to perform its obligations under this Agreement, the Company will reimburse the Underwriters or such Underwriters as have so terminated this Agreement with respect to themselves, severally, for all reasonable out-of-pocket expenses (including the fees and disbursements of their counsel subject to a maximum reimbursement of US$100,000) incurred by such Underwriters in connection with this Agreement or the offering contemplated hereunder.
     12. Submission To Jurisdiction; Appointment Of Agent For Service. (a) The Company irrevocably submits to the non-exclusive jurisdiction of any New York State or United States Federal court sitting in The City of New York over any suit, action or proceeding arising out of or relating to this Agreement, the Time of Sale Prospectus, the Prospectus, the Registration Statement, the ADS Registration Statement or the offering of the Shares or the ADSs. The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. To the extent that the Company has or hereafter may acquire any immunity (on the grounds of sovereignty or otherwise) from the jurisdiction of any court or from any legal process with respect to itself or its property, the Company irrevocably waives, to the fullest extent permitted by law, such immunity in respect of any such suit, action or proceeding.
     (b) The Company hereby irrevocably appoints CT Corporation System, 111 Eighth Avenue, New York, New York 10011, as its agent for service of process in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such agent. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as its agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments and the paying of its own fees and expenses, that may be necessary to continue such appointment in full force and effect, for a period of seven (7) years from the date of this Agreement.

     13. Judgment Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than United States dollars, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Underwriters could purchase United States dollars with such other currency in The City of New York on the business day preceding that on which final judgment is given. The obligation of the Company with respect to any sum due from it to any Underwriter or any person controlling any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by such Underwriter or controlling person of any sum in such other currency, and only to the extent that such Underwriter or controlling person may in accordance with normal banking procedures purchase United States dollars with such other currency. If the United States dollars so purchased are less than the sum originally due to such Underwriter or controlling person hereunder, the Company agrees as a separate obligation and notwithstanding any such judgment, to indemnify such Underwriter or controlling person against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter or controlling person hereunder, such Underwriter or controlling person agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter or controlling person hereunder.
     14. Foreign Taxes. All payments made by the Company under this Agreement, if any, will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Cayman Islands, the PRC or any political subdivision or any taxing authority thereof or therein unless the Company is or becomes required by law to withhold or deduct such taxes, duties, assessments or other governmental charges. In such event, the Company, severally and not jointly, will pay such additional amounts as will result, after such withholding or deduction, in the receipt by each Underwriter and each person controlling any Underwriter, as the case may be, of the amounts that would otherwise have been receivable in respect thereof, except to the extent such taxes, duties, assessments or other governmental charges are imposed or levied by reason of such Underwriter’s or controlling person’s being connected with the Cayman Islands or the PRC other than by reason of its being an Underwriter or a person controlling any Underwriter under this Agreement.
     15. Entire Agreement. (a) This Agreement, together with any contemporaneous written agreements and any prior written agreements (to the extent not superseded by this Agreement) that relate to the offering of the Shares, represents the entire agreement between the Company, on the one hand, and the Underwriters, on the other, with respect to the preparation of any preliminary prospectus, the Time of Sale Prospectus, the Prospectus, the conduct of the offering, and the purchase and sale of the Shares.
     (b) The Company acknowledges that in connection with the offering of the Shares: (i) the Underwriters have acted at arms length, are not agents of, and owe no fiduciary duties to, the Company or any other person, (ii) the Underwriters owe the Company only those duties and obligations set forth in this Agreement and prior written agreements (to the extent not superseded by this Agreement), if any, and (iii) the Underwriters may have interests that differ from those of the Company. The Company waives to the full extent permitted by applicable law any claims it may have against the Underwriters arising from an alleged breach of fiduciary duty in connection with the offering of the ADSs representing the Shares.
     16. Counterparts. This Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.
     17. Applicable Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York.
     18. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed a part of this Agreement.
     19. Notices. All communications hereunder shall be in writing and effective only upon receipt and, if sent to the Representatives shall be delivered, mailed or sent, in the case of Morgan Stanley & Co. International plc, 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom, Attention: Equity Syndicate Desk, with a copy to the Legal Department, and in the case of Merrill Lynch, Pierce, Fenner & Smith Incorporated, One Bryant Park, New York, NY 10036, United States of America; and if to the Company shall be delivered, mailed or sent to 22/F, Yinhai Building, No. 299 Yanjiang Zhong Road, Guangzhou, Guangdong 510110, PRC, Attention: Chief Financial Officer.
[Signature pages follow]

Very truly yours, CNINSURE INC.
By:
Name:
Title:

[CNinsure Underwriting Agreement]

Accepted as of the date hereof

Morgan Stanley & Co. International plc
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Acting severally on behalf of themselves and
the several Underwriters named in
Schedule I hereto

By:	Morgan Stanley & Co. International plc

By:
Name:
Title:

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:
Name:
Title:

SCHEDULE I

Number of Firm Shares
Underwriter	To Be Purchased
Morgan Stanley & Co. International plc	41,400,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	41,400,000
Oppenheimer & Co. Inc.	4,600,000
Piper Jaffray & Co.	4,600,000

Total:	92,000,000

I-1

SCHEDULE II
Time of Sale Prospectus
Preliminary Prospectus Supplement and accompanying Prospectus, each dated July 7, 2010
The pricing information below:
CNinsure Inc.
4,600,000 American Depositary Shares
Representing 92,000,000 Ordinary Shares

Issuer:	CNinsure Inc.

Symbol:	CISG (Nasdaq Global Select Market)

Type of Offering:	SEC-Registered Follow-on Offering

Size:	$115,000,000

Shares Offered:	4,600,000 ADSs offered by the Issuer

No secondary ADSs offered

Over-Allotment Option:	690,000 ADSs offered by the Issuer

Price:	$25.00 per ADS

Underwriting Discounts and Commissions:	$1.00 per ADS

Trade Date:	July 8, 2010

Settlement Date:	July 14, 2010

Cusip:	18976M103

Use of Proceeds:	To establish four new profit centers

Joint Bookrunners:	Morgan Stanley & Co. International plc Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Managers:	Oppenheimer & Co. Inc Piper Jaffray & Co.

II-1

A copy of the preliminary prospectus supplement and the accompanying prospectus relating to this offering may be obtained by contacting Morgan Stanley & Co. International plc, 180 Varick Street, New York, New York 10014; Attention: Prospectus Department or by email at prospectus@morganstanley.com or Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Preliminary Prospectus Department, 4 World Financial Center, New York, NY 10080 or by email at Propsectus.Requests@ml.com.

II-2

SCHEDULE III
Overseas Subsidiaries
CISG Holdings Ltd.
CNinsure Holdings Ltd.
Intense Rise Limited

III-1

SCHEDULE IV
PRC Subsidiaries
Fanhua Zhonglian Enterprise Image Planning (Shenzhen) Co., Ltd. (formerly known as Haidileji Enterprise Image Planning (Shenzhen) Co., Ltd.)
Fanhua Xinlian Information Technology Consulting (Shenzhen) Co., Ltd. (formerly known as Yiqiman Enterprise Management Consulting (Shenzhen) Co., Ltd.)
Shenzhen Fanhua Nanfeng Investment Holding Co., Ltd. (Shenzhen Fanhua Nanfeng Enterprise Management Consulting Co., Ltd.)
Guangzhou Zhongqi Enterprise Management Consulting Co., Ltd.
Beijing Ruisike Management Consulting Co., Ltd.
Beijing Fanlian Investment Co., Ltd.
Litian Zhuoyue Software (Beijing) Co., Ltd.

IV-1

SCHEDULE V
PRC Brokerages
Beijing Fanhua Datong Investment Management Co., Ltd.
Datong Insurance Sales & Service Company Limited (formerly known as Beijing Datong Insurance Agency Co., Ltd.)
Beijing Fanhua Insurance Agency Co., Ltd.
Beijing Fanlian Insurance Agency Co., Ltd.
Beijing Fanhua Fumin Insurance Agency Co., Ltd. (formerly known as Beijing Fumin Insurance Agency Co., Ltd.)
Shanghai Fanhua Guosheng Insurance Agency Co., Ltd.
Shanghai Fanhua Teamhead Insurance Surveyors & Loss Adjustors Co., Ltd.
Guangdong Fanhua Nanfeng Insurance Agency Co., Ltd.
Guangdong Fanhua Kafusi Insurance Brokerage Co., Ltd. (formerly known as Guangdong Kafusi Insurance Brokerage Co., Ltd.)
Guangzhou Desheng Insurance Brokerage Co., Ltd.
Guangzhou Fanhua Insurance Agency Co., Ltd. (formerly known as Guangzhou Xiangxing Insurance Agency Co., Ltd.)
Guangzhou Fanhua Yian Insurance Agency Co., Ltd. (formerly known as Guangzhou Yian Insurance Agency Co., Ltd.)
Guangzhou Datong Insurance Agency Co., Ltd.
Shenzhen Fanhua Nanfeng Insurance Agency Co., Ltd. (formerly known as Shenzhen Nanfeng Insurance Agency Co., Ltd.)
Dongguan Nanfeng Jiayu Insurance Agency Co., Ltd.
Foshan Tuohua Insurance Agency Co., Ltd.
Jiangmen Fanhua Zhicheng Insurance Agency Co., Ltd.
Guangdong Fanhua Fangzhong Insurance Surveyors & Loss Adjustors Co. Ltd.
Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (formerly known as Shenzhen Khubon Insurance Surveyors & Loss Adjustors Co., Ltd.)

Shenzhen Fanhua Property and Casualty Insurance Surveyors & Loss Adjustors Co., Ltd. (formerly known as Shenzhen Hongzhengda Insurance Surveyors & Loss Adjustors Co., Ltd.)
Shenzhen Fanhua Software Co., Ltd.
Fujian Fanhua Investment Co., Ltd.
Fujian Fanhua Xinheng Insurance Agency Co., Ltd. (formerly known as Fujian Xinheng Insurance Agency Co., Ltd.)
Fuzhou Fanhua Lianxin Insurance Agency Co., Ltd.
Fuzhou Fanhua Guoxin Insurance Agency Co., Ltd.
Nanping Fanhua Jinying Insurance Agency Co., Ltd.
Sichuan Fanhua Insurance Agency Co., Ltd.
Sichuan Fanhua Bocheng Insurance Brokerage Co., Ltd.
Sichuan Fanhua Xintai Insurance Agency Co., Ltd. (formerly known as Sichuan Xintai Insurance Agency Co., Ltd.)
Chengdu Datong Insurance Agency Co., Ltd.
Suining Fanhua Dezhong Insurance Agency Co., Ltd.
Shijiazhuang Fanhua Anxin Investment Co., Ltd.
Hebei Fanhua Anxin Insurance Agency Co., Ltd. (formerly known as Hebei Anxin Insurance Agency Co., Ltd.)
Hebei Lianda Insurance Agency Co., Ltd.
Hebei Fanlian Insurance Agency Co., Ltd.
Hebei Datong Insurance Agency Co., Ltd.
Henan Datong Insurance Agency Co., Ltd.
Henan Fanhua Anlian Insurance Agency Co., Ltd.
Hunan Fanhua Insurance Agency Co., Ltd.
Hunan Datong Insurance Agency Co., Ltd.
Changsha Lianyi Insurance Agency Co., Ltd.
Huaihua Jixiang Insurance Agency Co., Ltd.
Jiangsu Datong Insurance Agency Co., Ltd.

Jiangsu Fanhua Lianchuang Insurance Agency Co., Ltd.
Shandong Datong Insurance Agency Co., Ltd.
Shandong Fanhua Xintai Insurance Agency Co., Ltd.
Shandong Fanhua Mintai Insurance Agency Co., Ltd.
Jinan Fanhua Rongtai Insurance Agency Co., Ltd. (formerly known as Jinan Fanrong Insurance Agency Co., Ltd)
Liaoning Fanhua Gena Insurance Agency Co., Ltd.
Liaoning Datong Insurance Agency Co., Ltd.
Shenyang Fanhua Rongcheng Insurance Agency Co., Ltd.
Zhejiang Fanhua Tongchuang Insurance Agency Co., Ltd.
Hangzhou Fanhua Zhixin Insurance Agency Co., Ltd.
Ningbo Baolian Insurance Agency Co., Ltd.
Hubei Fanhua East Century Insurance Agency Co., Ltd. (formerly known as Hubei East Century Insurance Agency Co., Ltd.)
Jiangxi Fanhua Insurance Agency Co., Ltd.
Tianjin Fanhua Xianghe Insurance Agency Co., Ltd.
Shaanxi Datong Insurance Agency Co., Ltd.
Hainan Datong Insurance Agency Co., Ltd.
Yunnan Datong Insurance Agency Co., Ltd.

SCHEDULE VI
Lock-up List
Yinan Hu
Qiuping Lai
Peng Ge
Feng Jin
Chunlin Wang
Chengbin Li
Shangzhi Wu
Yongwei Ma
Stephen Markscheid
Allen Warren Lueth
Mengbo Yin
Kingsford Resources Limited

VI-1

EXHIBIT A
FORM OF LOCK-UP LETTER
July 8, 2010
Morgan Stanley & Co. International plc
25 Cabot Square, Canary Wharf
London E14 4QA
United Kingdom
Merrill Lynch, Pierce, Fenner & Smith Incorporated
One Bryant Park
New York, NY 10036
United States of America
Dear Ladies and Gentlemen:
     The undersigned understands that Morgan Stanley & Co. International plc and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Representatives (the “Representatives”) of the several Underwriters (the “Underwriters”), propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with CNinsure Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), providing for the public offering (the “Public Offering”) by the several underwriters of 4,600,000 American Depositary Shares (the “ADSs”), each representing twenty ordinary shares, par value US$0.001 per share, of the Company (the “Ordinary Shares”).
     To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the final prospectus relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares, any ADSs or any securities convertible into or exercisable or exchangeable for Ordinary Shares or ADSs, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or ADSs, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Ordinary Shares or ADSs or such other securities, in cash or otherwise. The foregoing sentence shall not apply to (a) transactions relating to

A-1

Ordinary Shares, ADSs or other securities acquired in open market transactions after the completion of the Public Offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) shall be required or shall be voluntarily made in connection with subsequent sales of Ordinary Shares, ADSs or other securities acquired in such open market transactions, (b) transfers of Ordinary Shares, ADSs or any security convertible into Ordinary Shares or ADSs as a bona fide gift, or (c) distributions of Ordinary Shares, ADSs or any security convertible into Ordinary Shares or ADSs to limited partners or stockholders of the undersigned; provided that in the case of any transfer or distribution pursuant to clause (b) or (c), (i) each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of Ordinary Shares or ADSs, shall be required or shall be voluntarily made during the restricted period referred to in the foregoing sentence. In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the period commencing on the date hereof and ending 90 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any shares of Ordinary Shares or any security convertible into or exercisable or exchangeable for Ordinary Shares. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Ordinary Shares or ADSs except in compliance with the foregoing restrictions.
     The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.
     Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.
     Notwithstanding anything herein to the contrary, if the closing of the Public Offering has not occurred prior to the expiration of the 15-day period beginning on the date of this letter, this letter shall be of no further force or effect.

A-2

Very truly yours,

(Name)

(Address)

EXHIBIT B
Form of Opinion of U.S. Counsel for the Company

B-1

EXHIBIT C
Form of Opinion of Cayman Islands Counsel for the Company

C-1

EXHIBIT D
Form of Opinion of PRC Counsel for the Company

D-1

EXHIBIT E
Form of Opinion of Counsel for the Depositary

E-1